Exhibit 99.2

NICE Wins Hot Product Award for Public Safety Screen Logging Solution

NICE is recognized for its product innovation for the third time by Public Safety Communications Magazine

RA’ANANA, ISRAEL, November 10, 2014 – NICE Systems (NASDAQ: NICE) today announced that the NICE Screen Logger was recognized as a 2014 Hot Product by Public Safety Communications, the official magazine of the Association of Public Safety Communications Officials (APCO) International. The NICE solution received this accolade by offering an innovative way for public safety answering points (PSAPs) to review and improve how they handle emergency and non-emergency calls.

The NICE Screen Logger captures telecommunicators’ interactions with multiple systems simultaneously – this includes call handling, GIS Mapping software, and Computer Aided Dispatch. This gives PSAPs greater visibility into how effectively they are managing calls and helps them resolve issues with workflow or procedures, training gaps, and other discrepancies. Captured screens can also be synchronized with recorded voice communications and other multimedia for authentic incident reconstruction. The Screen Logger can be set up to record 24/7 or activated with each new event.

Kristina Ackermann, Managing Editor of Public Safety Communications
“The NICE Screen Logger was selected by our judges for providing a unique opportunity for quality assurance in emergency telecommunications. It stood out for its innovation and versatility in capturing every action taken by telecommunicators during a call, not just voice or radio recordings.”

John Rennie, General Manager, Public Safety Global Business Unit, NICE
“At NICE, innovation is a guiding principle in everything we do and we are honored that our Screen Logger Solution was recognized as an APCO Hot Product. Public safety communications are about to become even more complex with NG9-1-1 and public safety broadband, but the fundamental need for quality and efficiency in handling every contact remains paramount. NICE’s solutions are designed to capture every multimedia interaction for thorough review and evaluation to ensure continuous improvement.”

This is the third time in recent years that NICE has been recognized in the Hot Products showcase.

The 2014 APCO Hot Products were selected by a panel of public safety communications professionals, based on substantial improvements over previous releases, improved safety and health for telecommunicators and personnel in the field, features that make their jobs easier, and products that meet a newly identified need. The NICE Screen Logger will be featured in the 2014 APCO Hot Product Showcase, along with the other winners, in the November issue of the magazine.

NICE’s security solutions help organizations leverage big data to mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence, and cyber offerings provide valuable insights that enable enterprises and government agencies to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. The solutions have been deployed to help secure a broad range of organizations and events, such as banks, utility companies, airports, seaports, city centers, transportation systems, major tourist attractions, as well as sporting events and diplomatic meetings.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rennie, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.